Exhibit 6

News

CEB results for 2023 confirm solid financial position and robust operational support for social cohesion in Europe

29 January 2024

PARIS – The preliminary results for 2023 of the Council of Europe Development Bank (CEB) emphasise the Bank’s solid financial position in the first year of implementing the CEB’s Strategic Framework 2023-2027.

In 2023, the Bank implemented the first year of its Strategic Framework 2023-2027, approving €4.1 billion in new loans and disbursing €3.7 billion in loans in line with the Framework’s guidelines. Consistent with its unique mandate, 48 new social investments focused on improving people’s living environments and forging more inclusive and resilient societies in the Bank’s member countries. At the Administrative Council meeting in November 2023, the CEB approved its first loan to Ukraine amounting to €100 million – a significant achievement that came only a few months after the country’s accession to the CEB.

The CEB’s preliminary unaudited results for 2023 show a net financial profit of €108.8 million, an increase of 36.6% compared to 2022, primarily driven by the high interest rate environment. Core earnings, excluding volatile elements such as the cost of risk and the valuation of financial instruments, stood at €116.2 million at the end of 2023, an increase of 39.1% compared to 2022. Preliminary unaudited accounting figures indicate that the Bank complied with all of the ratios established in the CEB’s Risk Appetite Framework at the end of December 2023. During the reporting period, and as in previous years, no credit default, credit risk event or late payment was recorded.

On the funding side, the Bank continued to be a leader in the Social Bond market, reinforcing the social impact of its operations by issuing €2.3 billion equivalent in six Social Inclusion Bonds (SIB) in five different currencies.

Thanks to the CEB’s strong loan performance, improved capitalisation and low credit risk as well as its increasing policy relevance, the Bank regained its full triple-A credit rating (the highest possible rating) in 2023, receiving a confirmation of its status from Standard & Poor’s (June 2023) as well as upgraded ratings from Moody’s (March 2023) and Fitch (July 2023).

The Financial Statements for the year ended 31 December 2023 will be submitted to the CEB’s Governing Board for approval in April 2024.

PROVISIONAL KEY FIGURES (unaudited)

EURO million (IFRS Accounting standards)	2022	2023	Variation
Loans outstanding	19 887	21 530	+8.3%
Projects approved during the year	4 244	4 106	-3.3%
Stock of projects	9 093	9 251	+l.7%
Financing commitments signed during the year	4 187	3 939	-5.9%
Loans disbursed during the year[1]	3 526	3 715	+5.4%
Issuances included in the annual borrowing authorisation 1 2	5 988	6 981	+16.6%
Total assets	31 528	34 419	+9.2%
Net profit	79.7	108.8	+36.6%
Core earnings[3]	83.5	116.2	+39.1%

[1]	Value in euros after swap.
[2]	This includes issues with maturities of at least one year.
[3]	Excluding IFRS valuation effects (cost of risk and valuation of financial instruments).